

101 Barclay Street, 8W
New York, NY 10286

Officer: Marion O'Connor
212-815-2402
Associate: Kelly Crosson
212-815-3235

First Horizon Asset Securities Inc.

First Horizon Alternative Mortgage Securities Trust
Mortgage Pass-Through Certificates, Series 2006-RE2

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
A1	32051SAA7	Senior	Fix-30/360	114,341,872.65	5.500000	717,329.06	531,808.81	1,249,137.87	0.00	113,624,543.59	0.00
Totals				114,341,872.65		717,329.06	531,808.81	1,249,137.87	0.00	113,624,543.59	0.00



101 Barclay Street, 8W
New York, NY 10286

Officer: Marion O'Connor
212-815-2402
Associate: Kelly Crosson
212-815-3235

First Horizon Asset Securities Inc.
First Horizon Alternative Mortgage Securities Trust
Mortgage Pass-Through Certificates, Series 2006-RE2

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Unscheduled Principal Adjustments	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
A1	32051SAA7	114,341,872.65	114,341,872.65	717,329.06	0.00	717,329.06	0.00	113,624,543.59	0.99372645343
Totals		114,341,872.65	114,341,872.65	717,329.06	0.00	717,329.06	0.00	113,624,543.59	



101 Barclay Street, 8W
New York, NY 10286

Officer: Marion O'Connor
              212-815-2402
Associate: Kelly Crosson
              212-815-3235

First Horizon Asset Securities Inc.

First Horizon Alternative Mortgage Securities Trust
Mortgage Pass-Through Certificates, Series 2006-RE2

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Current Interest	Total Interest Due	Net Interest Shortfall	Interest Paid
A1	114,341,872.65	5.500000	524,066.92	524,066.92	0.00	531,808.81
Totals	114,341,872.65		524,066.92	524,066.92	0.00	531,808.81



101 Barclay Street, 8W
New York, NY 10286

Officer: Marion O'Connor
212-815-2402
Associate: Kelly Crosson
212-815-3235

First Horizon Asset Securities Inc.

First Horizon Alternative Mortgage Securities Trust
Mortgage Pass-Through Certificates, Series 2006-RE2

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
A1	32051SAA7	114,341,872.65	1,000.000000000	6.273546569	4.651041600	993.726453431	5.500000
Totals		114,341,872.65	1,000.000000000	6.273546544	4.651041632	993.726453456	



101 Barclay Street, 8W
New York, NY 10286

Officer: Marion O'Connor
             212-815-2402
Associate: Kelly Crosson
             212-815-3235

First Horizon Asset Securities Inc.
First Horizon Alternative Mortgage Securities Trust
Mortgage Pass-Through Certificates, Series 2006-RE2

Pool Level Data

Distribution Date   6/26/06

Cut-off Date   5/ 1/06
Record Date   5/31/06
Determination Date   6/ 1/06
Accrual Period 30/360   Begin   5/ 1/06
                                             End   6/ 1/06
Number of Days in 30/360 Accrual Period   30